April 27, 2012

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 21, 2012
File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated March 30, 2012, relating to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-178727, filed on March 21, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 3, as well as four copies of a blacklined version of Amendment No. 3, marked to show changes from Amendment No. 2 to the Registration Statement filed on March 21, 2012. Page references in the responses below are to Amendment No. 3.

General

1.	We received your request for confidential treatment for certain of your exhibits. We will provide you with our comments on such application in separate correspondence.

Mr. Larry Spirgel	April 27, 2012
U.S. Securities and Exchange Commission

The Company acknowledges the Staff’s comment and undertakes to respond to any additional comments from the Staff on its request for confidential treatment for certain of its exhibits.

Prospectus Summary, page 1

2.	We note disclosure on page 1 that you provide Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers. In order to provide context to your disclosure, please revise your disclosure here and throughout your prospectus to clarify that three other major airlines (United, JetBlue and Southwest) have announced arrangements with other providers. Also disclose that you have instituted litigation over Southwest’s notice to you that AirTran will be deinstalling your equipment from its fleet in connection with the merger of AirTran and Southwest.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to remove certain references to the Company’s presence on aircraft operated by United, AirTran and certain other airline partners, as well as the statement that it provides Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers. In addition, the Company has revised the disclosure on page 18 to note that three major airlines have announced arrangements with other providers.

3.	We note your response to comment 2 from our letter dated February 23, 2012 and your disclosure that passengers have used Gogo Connectivity over 18 million times from the inception of your service to December 31, 2011. Please provide more context so that the relevance of this data to the company and its operations is clear to investors. In this regard, explain what portion of the 18 million uses directly contributed to your revenues. Also explain whether this number of uses is the same as “sessions” under your key operating metric, average revenue per session. Furthermore, we note your disclosure on page 92 that certain passengers do not pay you directly for their use of Gogo Connectivity because such service is made available through a number of non-retail channels, including sponsored access and enterprise sales. If the number of times passengers have used Gogo Connectivity does not directly or fully tie to the company’s revenues, clearly state this and explain why the metric is significant for other reasons.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to indicate that this statistic is intended to illustrate the extent of passenger interest in Gogo Connectivity. The Company respectfully advises the Staff that the statistic is not an operating metric intended to tie to the Company’s sources of revenues. The Company respectfully directs the Staff to comparable disclosures in the Registration Statement, such as the number of commercial aircraft online, that are intended to demonstrate the extent of the adoption and success of the Company’s services and equipment, but do not otherwise have a direct correlation to revenues. Conversely, the Company respectfully

Mr. Larry Spirgel	April 27, 2012
U.S. Securities and Exchange Commission

advises the Staff that, in response to this comment and comments 6 and 9, it has revised the disclosure on page 11 and throughout the prospectus to provide additional operating metrics and related discussions, including “average revenue per session” and “connectivity take-rate,” that are better indicators of the Company’s financial condition, including revenues, and operating performance.

4.	We note your response to comment 4 from our letter dated February 23, 2012. Please expand Note 7 to the table on page 11 to specify why management believes the items excluded from EBITDA and Adjusted EBITDA have less bearing on your operating performance.

In response to the Staff’s comment, the Company has revised the disclosure on page 12.

5.	Please discuss that your ATG technology is limited to flights over land because you are using a ground-based network. Discuss that this is one reason why you will be relying more on satellite technology in the future to address both capacity constraints as well as expansion beyond flights over the contiguous United States.

In response to the Staff’s comment, the Company has revised the disclosure on page 2.

Summary Historical Consolidated Financial and Other Operating Data, page 9

6.	In light of the fact that you define “average revenue per passenger” using gross passenger opportunity rather than actual number of passengers who paid for your services, please refer to this metric in a more descriptive manner, such as “average revenue per passenger opportunity.” In addition, please provide comparable data metrics based upon actual passenger usage. See our related comment 9 below.

In response to the Staff’s comment, the Company has revised the tabular disclosure on page 11 and throughout the prospectus.

Risk Factors, page 14

“If we are unable to successfully implement planned or future technology enhancements to increase our network capacity...,” page 15

7.

We note your response to comment 5 from our letter dated February 23, 2012 and your belief that only a portion of the costs associated with your technology roadmap and international expansion are likely to arise within 12 months from the date of this prospectus (i.e. March 2013). However, your disclosure on page 101 indicates that you will begin the roll-out of ATG-4 service during the second half of 2012. In addition, we note that your technology roadmap

Mr. Larry Spirgel	April 27, 2012
U.S. Securities and Exchange Commission

includes the adoption and installation of your ATG-4 service, which, if not completed on “a timely” basis, will cause “significant capacity constraints by the second half of 2013 (as discussed on page 15). Please revise the disclosure in your risk factors as well as on page 101 to provide more specificity with respect to the anticipated timeline of your technology roadmap. Your revised disclosure should address the implications of this timeline on your capacity restraints.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17 and 102. The Company also respectfully directs the Staff to the Company’s response to comment 8, below.

8.	We note your disclosure on page 15 that you will experience significant capacity constraints by the second half of 2013 if you are unable to implement your technology roadmap on a timely basis. We also note your disclosure on page 16 that your network is currently experiencing capacity constraints on certain flights. Please provide a more detailed explanation of the portion of your commercial aircraft currently online that would need to upgrade to ATG-4 in order to avoid the referenced significant capacity constraints.

In response to the Staff’s comment, the Company respectfully advises the Staff that the severity of capacity constraints depends upon a variety of factors, some of which are outside of the Company’s control. These factors include (i) the extent to which the Company’s airline partners agree to upgrade to new or additional equipment, such as ATG-4 or satellite equipment, and the timing of installation of such equipment, (ii) the speed with which the Company is able to offer other next-generation technology, such as Ka-band or other satellite services, to its airline partners, (iii) increased connectivity take-rates on existing planes, (iv) growth in usage due to additional planes being equipped to provide the Gogo service, (v) large numbers of Gogo-equipped planes connecting to the same cell site along heavily-trafficked routes and (vi) increased bandwidth demands by passengers connecting to the Gogo service. Given the number of factors that impact capacity constraints, the Company respectfully advises the Staff that it does not believe that it can accurately estimate the impact of just one of those factors on capacity constraints and that any estimate of the portion of planes that would need to be upgraded to ATG-4 to avoid capacity constraints would be potentially misleading to investors as it would imply a definitive ability to avoid significant capacity constraints that does not currently exist.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 52

9.

We note your response to comment 7 from our letter dated February 23, 2012. We continue to believe that a more detailed explanation of the sources of your revenues, including the actual number of passengers who purchased your services during each period or the average revenues per passenger who has used your services, are relevant to investors and would allow them to better

Mr. Larry Spirgel	April 27, 2012
U.S. Securities and Exchange Commission

understand the company’s financial condition and operating performance, as well as its prospects for future periods. Therefore, please disclose this information. Alternatively, tell us why disclosure of these or other key monetization performance indicators are not material to investors. For guidance, refer to Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 66 and 71.

Cost of Service Revenue Commercial Aviation, page 55

10.	Please expand your disclosure to clarify whether the revenue share percentage under your connectivity agreements is the same for each of your services (Gogo Vision, Gogo Signature Services and Gogo Connectivity Services), or whether you typically pay a different revenue share percentage for each type of service.

In response to the Staff’s comment, the Company has revised the disclosure on page 56.

Business, page 84

Airline Partners and Contracts, page 96

11.	We note your disclosure on page 81 that two airline contracts allow the airline to terminate the contract should the percentage of passengers using the Gogo Service not meet certain thresholds. If either of these contracts is with Delta Air Lines or American Airlines, please revise your disclosure in this section to address this fact.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 to reflect that the Company’s contracts with Delta Air Lines and American Airlines may be terminated should the percentage of passengers using the Gogo service not meet certain thresholds.

Our Technology Roadmap, page 101

12.	Please disclose whether any of your airline partners other than United have agreed to upgrade to ATG-4.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 102. In addition, the Company respectfully advises the Staff that, to date, no other airline partner, other than US Airways, has agreed to upgrade to ATG-4.

Mr. Larry Spirgel	April 27, 2012
U.S. Securities and Exchange Commission

Back cover page of prospectus

13.	Please revise the graphic on the back cover page of your prospectus to explain the significance of each metric to the company and investors. Provide us with support for each statement.

In response to the Staff’s comment, the Company has revised the graphic on the back cover page to explain the significance of each metric to investors. In addition, the Company has submitted to the Staff supplemental materials along with the paper copy of this letter containing the support for each statement contained therein.

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Mr. Larry Spirgel	April 27, 2012
U.S. Securities and Exchange Commission

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias
Norman Smagley

Enclosures